SCHEDULE A
to the AMENDED AND RESTATED OPERATING EXPENSES LIMITATION AGREEMENT

(as amended on June 20, 2014 to amend Kellner Event Fund expense limitations)

Advisors Series Trust Fund and Share Class	Operating Expense Limit as a Percentage of Average Daily Net Assets
Kellner Merger Fund
Class A	1.75%
Institutional Class	1.50%
Kellner Event Fund
Class A	1.99%
Institutional Class	1.74%

ADVISORS SERIES TRUST on behalf of the series listed on Schedule A	KELLNER MANAGEMENT, L.P.

By: /s/ Douglas G. Hess	By: /s/ Glen M. Friedman
Name: Douglas G. Hess	Name: Glen M. Friedman
Title: President	Title: Chief Financial Officer